Exhibit 1.1

March 23, 2006

Rick L. Ryan

440 Coronado

Ballwin, MO 63011

Dear Rick:

I am pleased on behalf of Linco Research, Incorporated (and its parent company, Serologicals Corporation, collectively referred to as the “Corporation”) to confirm your (“you” or the “Executive”) continued employment (the “Employment”) on the terms set forth herein (this “Agreement”). This Agreement shall supersede and replace any prior employment agreement between you and the Corporation. This offer letter will become effective upon the closing of the transaction between Upstate Group, LLC and the Ronald L. Gingerich Revocable Living Trust (“the Transaction”).

(a)                      1.                              Position, Duties and Responsibilities.

a.                                       You shall serve as the President of Linco Research, Incorporated and shall be responsible for the duties outlined in a Job Description that will be finalized shortly after the closing of the Transaction. You shall report to the President and Chief Executive Officer of Serologicals Corporation. You also shall be a member of Serologicals’ Operating Committee.

b.                                      You will devote all your business time and attention to the business and affairs of the Corporation and its subsidiaries consistent with your position. Nothing herein, however, shall preclude you from engaging in charitable and community affairs, or giving attention to your investments provided that such activities do not interfere with the performance of your duties and responsibilities enumerated herein.

c.                                       Except as otherwise specifically stated herein, you shall be subject to all of the requirements and provisions described in the Corporation’s employee handbook, as it may be amended from time-to-time.

d.                                      Following any termination of your employment, upon the request of the Corporation, you shall reasonably cooperate with the Corporation in all matters relating to the winding up of pending work on behalf of the Corporation and the orderly transfer of work to other employees of the Corporation. You shall also reasonably cooperate in the defense of any action brought by any third party against the Corporation that relates in any way to your acts or omissions while employed by the Corporation. The Corporation shall reimburse you for your reasonable out-of-pocket costs, if any, as permitted by law, incurred in cooperating with the Corporation.

2.                                       Term.

Your Employment under these terms shall commence on the closing of the Transaction (the “Effective Date”) and continue through April 27, 2007, unless otherwise terminated pursuant to the provisions hereof. The parties agree to commence discussions regarding continuation of Executive’s employment no later than ninety (90) days prior to April 27, 2007.

3.                                       Compensation and Related Matters.

a.                                       Base Salary. You shall be paid a base salary (the “Base Salary”) equal to two hundred fifty thousand dollars ($250,000.00) per year. The Base Salary shall be payable to you in the manner and on the date(s) on which the Corporation pays its other executives, but in no event less frequently than monthly. You shall be eligible for a salary review in April 2007 and annually thereafter in accordance with the merit increase policy in effect at that time.

b.                                      Incentive Compensation. You will be entitled to an annual cash bonus in accordance with and subject to your achievement of the Critical Success Factors, plus other objectives, to be developed and mutually agreed upon, subject to the terms of the 2006 Profit Sharing and Incentive Bonus Plan Term Sheet and the Board of Directors authorizing the payment of such bonus for the given year. The amount of your annual cash bonus shall be a percentage of your W-2 earnings less various deductions as outlined in the bonus plan term sheet. For fiscal year 2006, the applicable percentage is currently 40%. The percentage may be changed at the discretion of the Corporation’s Board of Directors (the “Board”) or a Committee thereof as determined from time-to-time in its sole discretion, subject to and in accordance with the terms and provisions of such plan’s terms under which an annual bonus payment will be made. The bonus payment for fiscal year 2006 shall be prorated from the closing of the Transaction until December 31, 2006.

You will also be eligible to participate in the Corporation’s Long-term Incentive Compensation Plan; which includes an equity award of performance share units and stock options as the Corporation’s Board of Directors (“Board”) or a Committee thereof shall determine from time-to-time in its sole discretion, subject to and in accordance with the terms and provisions of such plans. Annually, you may be granted non-qualified employee stock options (the “Options”) to purchase shares of the Corporation’s $0.01 par value per share Common Stock (the “Stock”) and awarded performance share units (the “Units”) representing the right to receive shares of the Stock. The Options and Units (i) shall be granted under the Serologicals Corporation 2005 Incentive Plan (the “Incentive Plan”); (ii) shall have a value, determined in accordance with the Corporation’s standard valuation methodology, equal to a percentage of your Base Salary; and (iii) shall be issued pursuant to award agreements entered into by you and the Corporation, the provisions of which shall be determined in the sole discretion of the Board or a committee thereof. The Options shall have a term of seven years and, so long as you are then employed by the Corporation, the right to exercise the Options shall vest and be fully exercisable at the rate of twenty-five percent (25%) per year commencing on the first anniversary of the award. The Units will vest on the last day of the Corporation’s performance period as identified in award agreement subject to your continued employment with the Corporation on such date and the Corporation’s achievement of specified performance targets. You may be awarded additional annual equity-based incentives at the discretion of the

Board or a Committee thereof; provided, however, that you shall be awarded these equity-based incentives on the same basis as other subsidiary president-level employees.

You shall also be eligible to participate in such other bonus and long-term incentive compensation plans of the Corporation, if any, in which other subsidiary officer-level employees of the Corporation are generally eligible to participate, as the Board or a Committee thereof shall determine from time-to-time in its sole discretion, subject to and in accordance with the terms and provisions of such plans.

c.                                       Employee Benefit Programs. You shall be eligible to participate in the employee benefit programs (subject to their respective terms) now provided or as may hereinafter be provided by the Corporation to its employees. Current benefit programs include:

•                  Group Health Insurance

•                  Corporation Paid Life Insurance

•                  Supplemental and Dependent Life Insurance

•                  Serologicals Corporations’ Employees Retirement Plan - 401(k)

•                  Short-term Disability Insurance

•                  Long-term Disability Insurance

•                  Flexible Spending Account (Medical and Dependent Care)

•                  Serologicals Corporation’s Employee Stock Purchase Plan

•                  Reimbursement of Expenses. It is contemplated that in connection with your Employment hereunder, you may be required to incur business, entertainment and travel expenses. The Corporation agrees to promptly reimburse you in full for all reasonable out-of-pocket business, entertainment and other related expenses (including all expenses of travel and living expenses while away from home on business or at the request of, and in service of, the Corporation) incurred or expended by you incident to the performance of your duties hereunder, provided that you properly account for such expenses in accordance with the policies and procedures established by the Board and applicable to the executives of the Corporation.

•                  Paid Time Off. You shall be entitled, in each calendar year of your Employment, to the number of paid vacation days determined by the Corporation from time-to-time to be appropriate for its executives, but in no event less than four (4) weeks in any such year during your Employment (pro-rated, as necessary, for partial calendar years during your Employment). You may take your allotted vacation days at such times as are mutually convenient for the Corporation and you, consistent with the Corporation’s vacation policy in effect with respect to its executives. You shall also be entitled to all paid holidays given by the Corporation to its employees.

(d)                     4.                              Termination.

a.                                       Disability of the Executive. In the event of your incapacity or inability to perform your services as contemplated herein for an aggregate of ninety (90) days during any twelve (12) month period due to the fact that your physical or mental health shall have become impaired so as to make it impossible in the judgment of the Corporation for you to perform the duties and responsibilities contemplated for you hereunder, the Corporation shall have the right to declare, upon two (2) weeks prior written notice rendered to you, a disability termination, whereupon you shall receive (if you are entitled thereto) the short and/or long-term disability benefits provided by the Corporation. In the event you have commenced receiving benefits under the Corporation’s disability plans, until termination of your employment under this Section 4(a), the Corporation shall not be obligated to pay to you with regard to Base Salary an amount greater than the difference between your Base Salary then in effect and any such disability benefits you are then receiving.

b.                                      Death of the Executive. In the event you die during your Employment hereunder, your Employment shall automatically terminate without notice on the date of your death, except that your estate or trust or designated beneficiary shall receive any accrued and unpaid compensation and benefits, and the death benefits, if any, provided by the Corporation.

c.                                       Termination by the Corporation for Cause. Nothing herein shall prevent the Corporation from terminating your Employment for Cause (as defined below). From and after the date of such termination, you shall no longer be entitled to receive the Base Salary or any other compensation which would have otherwise been due and all Options shall terminate immediately. Any rights and benefits that you may have in respect to any other compensation or any employee benefit plans or programs of the Corporation shall be determined in accordance with the terms of such other compensation arrangements, plans or programs, and in any event, you shall have no rights or benefits under any arrangement, plan or program unless such arrangement, plan or program is in writing and you are specified as a participant therein. The term “for Cause,” as used herein, shall mean (i) an act of dishonesty causing harm to the Corporation or any subsidiary; (ii) the knowing improper or unauthorized disclosure of confidential information relating to the Corporation’s or any subsidiary’s or parent’s business; (iii) habitual drunkenness or narcotic drug addiction; (iv) conviction of, or a plea of nolo contendere with respect to, a felony; (v) the willful refusal to perform, or the gross neglect of, lawful duties assigned to the Executive; (vi) the Executive’s willful breach of any law that, directly or indirectly, affects the Corporation or any subsidiary; (vii) the Executive’s material breach of his duties following a Change in Control that do not differ in any material respect from the Executive’s duties and responsibilities during the 90-day period immediately prior to such Change in Control (other than as a result of disability as defined in 4(a) above), which is demonstrably willful and deliberate on the Executive’s part, which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Corporation and which is not remedied in a reasonable period after receipt of written notice from the Corporation specifying such breach. Termination of employment pursuant to this Section 4(c) shall be made to the Executive by, and be effective upon, written notice from the President/C.E.O. or the Board.

d.                                      All Other Terminations. Notwithstanding the foregoing, Executive or the Corporation may terminate Executive’s employment at any time upon thirty (30) days written notice. At the Corporation’s option, it may pay Executive for the thirty (30) day notice period in lieu of having Executive work during the notice period. If your employment is terminated by the Corporation for any reason other than “for Cause”, death or disability, and contingent upon your execution of a separation and release agreement in a form acceptable to the Corporation, you shall receive your current Base Salary for a period of twelve (12) months from the date of such termination. In addition, you shall be eligible to elect COBRA coverage.

5.                                       Nondisclosure.

You acknowledge and agree that, during your employment by the Corporation hereunder, you have or will come to have knowledge and information with respect to trade secrets or confidential or secret plans, projects, materials, business methods, operations, techniques, customers, employees, products, processes, financial conditions, policies and accounts of the Corporation with respect to the business of the Corporation (“Confidential Information”). You agree that you will not at any time divulge, furnish or make accessible to anyone (other than in the regular course of your performance of services for the benefit of the Corporation, its successors or assigns) any Confidential Information. Notwithstanding the foregoing, Confidential Information shall not include any information which (i) is known generally to the public (other than as a result of unauthorized disclosure); (ii) was available to you on a non-confidential basis prior to its disclosure to you by the Corporation; or (iii) is required to be disclosed pursuant to the valid order of a governmental agency or a judicial court of competent jurisdiction, in which case you shall give prompt written notice to the Corporation of such requirement so that the Corporation may take such action as it deems appropriate.

6.                                       Non-Compete and Non-Solicitation.

Simultaneously with and in conjunction with the closing of the Transaction, you will execute and deliver to the Corporation a Non-Competition Agreement (the “Non-Competition Agreement”), pursuant to which you agree to the restrictions on your business activities set forth therein in consideration of (i) the sums of money paid to you in connection with the closing of the Transaction; and (ii) your employment by the Corporation. You acknowledge and agree that the Non-Competition Agreement shall remain in full force and effect in accordance with the terms thereof and that you shall remain subject to the restrictions on your business activities set forth therein until such restrictions lapse in accordance with the terms of the Non-Competition Agreement.

As a material inducement to the Corporation to enter into this letter, you agree that, in addition to the restrictions set forth in Non-Competition Agreement, at all times during your Employment after the lapse of the restrictions set forth in the Non-Competition Agreement, and for a period of twelve (12) months after the termination of your Employment, you will not (i) act in a capacity similar to that in which you shall have served in the Corporation for any Competing Business or serve in a capacity in any such Competing Business that would entail your functioning as an executive for a Competing Business; or (ii) in any way, directly or indirectly, compete with the business of the Corporation, solicit, divert, or take away or attempt to solicit, divert, or take away customers of the Corporation that dealt with the Corporation during your Employment. Competing Business means another business engaged in the business(es) engaged in by the Corporation at any time within one year before or at the time of your termination.

As a material inducement to the Corporation to enter into this letter, you agree that, in addition to the restrictions set forth in Non-Competition Agreement, at all times during your Employment after the lapse of the restrictions set forth in the Non-Competition Agreement and for a period of twelve (12) months after the termination for any reason of your Employment, you will not within the United States of America, directly, or indirectly through any means, including a business entity in which you have an ownership interest, request or induce any other employee of the Corporation or its affiliates to terminate their relationship with the Corporation or its affiliates and enter into a similar relationship with another business entity engaged in a business similar to the Corporation’s.

7.                                       Executive Creation and Ideas.

a.                                       You will maintain current and adequate written records on the development of, and disclose to the Corporation all Creations (as herein defined). “Creations” shall mean all ideas, potential marketing and sales relationships, inventions, copyrightable expression, research, plans for products or services, marketing plans, reports, strategies, processes, computer software (including, without limitation, source code), computer programs, original works of authorship, characters, know-how, trade secrets, information, data, developments, discoveries, improvements, modifications, technology, algorithms, database schema, designs and drawings, whether or not subject to patent or copyright protection, made, conceived, expressed, developed, or actually or constructively reduced to practice by you solely or jointly with others during your employment with the Corporation, which refer to, are suggested by, or result from any work which you may perform during your employment, or from any information obtained from the Corporation or any affiliate of the Corporation. “Creations,” however, shall not include the general business planning concepts, strategies or processes, including, but not limited to, those utilized by you in any prior employment.

b.                                      The “Creations” shall be the exclusive property of the Corporation, and you acknowledge that all of said “Creations” shall be considered as “work made for hire” belonging to the Corporation. To the extent that any such “Creations,” under applicable law, may not be considered work made for hire by you for the Corporation, you hereby agree to assign and, upon its creation, automatically and irrevocably assign to the Corporation, without any further consideration, all right, title and interest in and to such materials, including, without limitation, any copyright, other intellectual property rights, moral rights, all contract and licensing rights, and all claims and causes of action of any kind with respect to such materials. The Corporation shall have the exclusive right to use the “Creations,” whether original or derivative, for all purposes without additional compensation to you. At the Corporation’s expense, you will reasonably assist the Corporation in every reasonably proper way to perfect the Corporation’s rights in the “Creations” and to protect the “Creations” throughout the world, including, without limitation, executing in favor of the Corporation or any designee(s) of the Corporation patent, copyright, and other applications and assignments relating to the “Creations.”

c.                                       Should the Corporation be unable to secure your signature on any document necessary to apply for, prosecute, obtain, or enforce any patent, copyright, or other right or protection relating to any “Creation,” whether due to your mental or physical incapacity or any other cause, you hereby irrevocably designate and appoint the Corporation and each of its duly authorized officers and agents as your agent and attorney in fact, to act for and in your behalf and stead and to execute and file any such document, and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, or other rights or protections with the same force and effect as if executed and delivered by you.

d.                                      Because of the difficulty of establishing when any idea, process or invention is first conceived or developed by you, or whether it results from access to Confidential Information or the Corporation’s equipment, supplies, facilities, and data (collectively, “Corporation Information”), you agree that any idea, invention, research, plan for products or services, marketing plan, computer software (including, without limitation, source code), computer program, original work of authorship, character, know-how, trade secret, information, data, developments, discoveries, technology, algorithm, design, patent or copyright, or any improvement, rights, or claims (an “Idea”) related to the foregoing, which refer to, are suggested by, or result from any work which you performed during your employment with the Corporation or from any Corporation Information, shall be presumed to be a “Creation” if it is conceived, developed, used, sold, exploited or reduced to practice by you or with your aid within one (1) year after termination of employment. This paragraph, however, shall not apply to anything that is specifically excepted from the definition of “Creations” in the last sentence of Section 7(a). You can rebut the above presumption if you prove that the idea, process or invention (a) was first conceived or developed after termination of employment; (b) was conceived or developed entirely on your own time without using any Corporation Information; and (c) did not result from any work performed by you for the Corporation.

9.                                       Injunctive Relief/Survival.

You agree that any breach of Section 5, 6 or 7 will cause irreparable damage to the Corporation and that, in the event of such breach, the Corporation will have, in addition to any and all remedies of law, including rights which the Corporation may have to damages, the right to equitable relief including, as appropriate, all injunctive relief or specific performance or other equitable relief. You understand and agree that the rights and obligations set forth in Sections 5 through 7 and 9 through 11 of this Agreement shall survive the termination or expiration of this Agreement.

10.                                 Corporation Resources.

You may not use any of the Corporation’s equipment for personal purposes without written permission from the Corporation. You may not give access to the Corporation’s offices or files to any person not in the employ of the Corporation without written permission of the Corporation.

11.                                 Miscellaneous.

a.                                       General. This Agreement may be modified only in a writing signed by the parties hereto. Failure to enforce any provision of the Agreement shall not constitute a waiver of any term herein. The Executive agrees that he will not assign, transfer, or otherwise dispose of, whether voluntarily or involuntarily, or by operation of law, any rights or obligations under this Agreement. Any purported assignment, transfer, or disposition shall be null and void. Nothing in this Agreement shall prevent the consolidation of the Corporation with, or its merger into, any other corporation, or the sale by the Corporation of all or substantially all of its properties or assets, or the assignment by the Corporation of this Agreement and the performance of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns, and shall not benefit any person or entity other than those enumerated above.

b.                                      Governing Law. This letter is to be governed by and interpreted in accordance with the laws of the State of Missouri applicable to agreements made and to be performed within that State except as provided herein.

c.                                       No Attorney Provided. The Corporation advises you that it is not providing legal advice in connection with your acceptance and execution hereof. You acknowledge (a) that you have consulted with or have had the opportunity to consult with independent counsel of your own choice concerning this Agreement and have been advised to do so by the Corporation, and (b) that you have read and understand the Agreement, are fully aware of its legal effect, and have entered into it freely based on your own judgment.

d.                                      Affiliate. References to the “Corporation” hereunder shall include “affiliates” thereof; as such term is defined in Rule 405 under the Securities Act of 1933, as amended. The Corporation shall have the right to designate as your employer hereunder any affiliate of which the Executive shall have significant operating or managerial responsibility or any other affiliate to which the Executive agrees.

e.                                       Severability. If any provision of this letter shall be determined to be invalid, illegal or unenforceable in whole or in part, all other provisions hereof shall remain in full force and effect to the fullest extent permitted by law.

f.                                         Expiration. This Agreement will not become effective unless you execute this letter and return it to Robert P. Collins, Vice President, Human Resources prior to 5:00 p.m. on March 23, 2006.

[Signature Page Follows]

Please indicate your acceptance of this Agreement by signing in the space provided below.

Sincerely,

SEROLOGICALS CORPORATION

/s/ David A. Dodd
David A. Dodd
President and Chief Executive Officer

ACKNOWLEDGED AND AGREED this 23rd day of March, 2006.

/s/ Rick L. Ryan
Rick L. Ryan